Schedule 13D CUSIP No. 82836G 102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Silverbow Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

82836G 102

(CUSIP Number)

David B. Charnin, Esq.
Strategic Value Partners, LLC
100 West Putnam Avenue
Greenwich, CT 06830
(203) 618-3500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 24, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D CUSIP No. 82836G 102	Page 2 of 7

1	NAMES OF REPORTING PERSONS Strategic Value Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,476,462 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,476,462 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,476,462 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.6% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of 4,476,462 shares beneficially owned by Strategic Value Partners, LLC (i) as the investment manager of Strategic Value Master Fund, Ltd., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, (ii) as the managing member of SVP Special Situations III LLC, which is the investment manager of Strategic Value Special Situations Master Fund III, L.P., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, and (iii) as the managing member of SVP Special Situations III-A LLC, which is the investment manager of Strategic Value Opportunities Fund, L.P., which has an ownership interest in SVMF 71 LLC. SVMF 71 LLC directly holds 4,476,462 shares of the Issuer. The Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares held by SVMF 71 LLC or reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) The percentage was decreased based on the 16,208,566 outstanding  shares of Common Stock of the Issuer reported in its Form S-3 filed on November 24, 2021.

Schedule 13D CUSIP No. 82836G 102	Page 3 of 7

1	NAMES OF REPORTING PERSONS SVP Special Situations III LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,476,462 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,476,462 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,476,462 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.6% (2)
14	TYPE OF REPORTING PERSON OO

(1) SVP Special Situations III LLC is the investment manager of Strategic Value Special Situations Master Fund III, L.P., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, which directly holds 4,476,462 shares of the Issuer. The Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares held by SVMF 71 LLC or reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) The percentage was decreased based on the 16,208,566 outstanding  shares of Common Stock of the Issuer reported in its Form S-3 filed on November 24, 2021ased on 16,208,566 shares of Common Stock of the Issuer, as reported in the Issuer’s Form S-3 filed on November 24, 2021.

Schedule 13D CUSIP No. 82836G 102	Page 4 of 7

1	NAMES OF REPORTING PERSONS SVP Special Situations III-A LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,476,462 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,476,462 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,476,462 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.6% (2)
14	TYPE OF REPORTING PERSON OO

(1) SVP Special Situations III-A LLC is the investment manager of Strategic Value Opportunities Fund, L.P., which has an ownership interest in SVMF 71 LLC, which directly holds 4,476,462 shares of the Issuer. The Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares held by SVMF 71 LLC or reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) The percentage was decreased based on the 16,208,566 outstanding  shares of Common Stock of the Issuer reported in its Form S-3 filed on November 24, 2021.

Schedule 13D	Page 5 of 7

CUSIP No. 82836G 102

1	NAMES OF REPORTING PERSONS Victor Khosla I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,476,462 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,476,462 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,476,462 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.6% (2)
14	TYPE OF REPORTING PERSON OO

(1) Strategic Value Partners, LLC (i) is the investment manager of Strategic Value Master Fund, Ltd., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, (ii) is the managing member of SVP Special Situations III LLC, which is the investment manager of Strategic Value Special Situations Master Fund III, L.P., which has an ownership interest in SVMF 70 LLC, which has an ownership interest in SVMF 71 LLC, and (iii) is the managing member of SVP Special Situations III-A LLC, which is the investment manager of Strategic Value Opportunities Fund, L.P., which has an ownership interest in SVMF 71 LLC. SVMF 71 LLC directly owns 4,476,462 shares of the Issuer. Mr. Khosla is the sole member of Midwood Holdings, LLC, which is the managing member of Strategic Value Partners, LLC and is also the indirect majority owner and control person of Strategic Value Partners, LLC, SVP Special Situations III LLC and SVP Special Situations III-A LLC. The Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares held by SVMF 71 LLC or reported herein by the other Reporting Persons for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

(2) The percentage was decreased based on the 16,208,566 outstanding  shares of Common Stock of the Issuer reported in its Form S-3 filed on November 24, 2021.

Schedule 13D	Page 6 of 7

CUSIP No. 82836G 102

AMENDMENT NO. 3 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Persons with respect to the Common Stock of Silverbow Resources, Inc. (f/k/a Swift Energy Co.) (the “Issuer”) on May 2, 2016, as amended by Amendment No. 1 thereto filed on January 24, 2021, Amendment No. 2 thereto filed on February 16, 2021, Amendment No. 3 thereto filed on September 8, 2021, and Amendment No. 4 thereto filed on October 12, 2021 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented with the following:

(a) – (b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

Schedule 13D	Page 7 of 7

CUSIP No. 82836G 102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2021

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
	Name:	James Dougherty
	Title:	Fund Chief Financial Officer

By:	/s/ Victor Khosla
Victor Khosla